

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2019

José Neves
Chief Executive Officer
Farfetch Ltd.
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

> **Re: Farfetch Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-38655**

Dear Mr. Neves:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ian Schuman, Esq., Latham & Watkins LLP